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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 40417

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 07/01/12 (MM/DD/YY) AND ENDING 06/30/13 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: The Champion Group, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

401 E. Sonterra Blvd., Suite 215
(No. and Street)

San Antonio	Texas	78258
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

C. David Gartley — 210-490-1482
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Darilek, Butler & Associates, PLLC
(Name – *if individual, state last, first, middle name*)

2702 N. Loop 1604 E., Suite 202	San Antonio	Texas	78232
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

9/18/13

OATH OR AFFIRMATION

I, C. David Gartley, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of The Champion Group, Inc., as of June 30, 20 13, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

JESSICA L. WHITE
MY COMMISSION EXPIRES
April 24, 2016

Signature

President

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

THE CHAMPION GROUP, INC.

Financial Statements
June 30, 2013

THE CHAMPION GROUP, INC.

Financial Statements
June 30, 2013

THE CHAMPION GROUP, INC.

Financial Statements
June 30, 2013

TABLE OF CONTENTS

DARILEKBUTLER
CERTIFIED PUBLIC ACCOUNTANTS

ROBERT F. DARILEK, C.P.A.
STEVEN H. BUTLER, C.P.A.

2702 N. Loop 1604 East, Ste. 202
San Antonio, Texas 78232
Phone (210) 979-0055
Fax (210) 979-0058

INDEPENDENT AUDITOR'S REPORT

The Board of Directors
The Champion Group, Inc.
San Antonio, Texas

We have audited the accompanying financial statements of The Champion Group, Inc. (the Company), which comprise the statement of financial condition as of June 30, 2013, and the related statements of income, changes in stockholders' equity, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in conformity with U.S. generally accepted accounting principles; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

A Limited Liability Company • Members AICPA PCPS and TSCPA

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of June 30, 2013, and the results of its operations and its cash flows for the year then ended in conformity with U.S. generally accounting principles.

Supplementary Information

Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from, and relates directly to, the underlying accounting and other records used to prepare the financial statements. The information has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to the prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States. In our opinion, the information is fairly stated in all material respects in relation to the financial statements as a whole.

Daniels Bradley

San Antonio, Texas
August 28, 2013

THE CHAMPION GROUP, INC.

Statement of Financial Condition
June 30, 2013

ASSETS		
Current Assets:		
Cash	$	88,670
Accounts Receivable - Commissions		6,285
Accounts Receivable - Employees		4,615
Accounts Receivable - Taxes		6,561
Prepaid Expenses		34,408
Total Current Assets		140,539
Fixed Assets:		
Office Equipment		83,246
Furniture & Fixtures		14,859
Leasehold Improvements		890
Total Fixed Assets		98,995
Accumulated Depreciation		90,576
		8,419
Other Assets:		
Security Deposits		6,857
Investments		9,909
Deferred Tax Asset		2,736
Total Other Assets		19,502
TOTAL ASSETS	$	168,460
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current Liabilities:		
Accounts Payable - Trade	$	19,017
Accrued Liabilities		11,999
Commissions Payable		3,484
Total Current Liabilities		34,500
Stockholders' Equity:		
Common Stock, $0.01 Par Value, 1,000,000 Shares Authorized, 350,000 Issued and Outstanding		3,500
Additional Paid-In Capital		111,500
Other Comprehensive Income		1,737
Retained Earnings		17,223
Total Stockholders' Equity		133,960
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$	168,460

ASSETS

THE CHAMPION GROUP, INC.

Statement of Income
Year Ended June 30, 2013

Revenues		
Commission Income	$	2,932,235
Interest Income		56
Other Income		78
		2,932,369
Expenses		
Advertising		2,100
Business Promotion		65,358
Commissions		2,254,988
Contract Labor		13,103
Depreciation		9,256
Dues and Subscriptions		4,518
Other Taxes		4,734
Insurance - Medical		54,239
Insurance - Liability		5,564
Interest		43
Licenses and Examination Fees		40,774
Office		46,435
Payroll Taxes		157,175
Postage and Shipping		1,298
Professional Fees		136,142
Salaries		155,805
Storage and Equipment Rental		2,268
Training and Education		1,856
Travel and Entertainment		10,093
Other Expenses		1,500
		2,967,249
Income (Loss) Before Provision for Income Taxes		(34,880)
Benefit (Provision) for Income Taxes		
Current		6,522
Deferred		1,588
Total Income Tax Benefit (Provision)		8,110
Net Income (Loss)	$	(26,770)

THE CHAMPION GROUP, INC.

Statement of Changes in Stockholders' Equity
Year Ended June 30, 2013

	Common Stock	Additional Paid-in Capital	Retained Earnings	Accumulated Other Comprehensive Income	Total
Balance - June 30, 2012	$ 3,500	$ 111,500	$ 43,993	$ (1,299)	$ 157,694
Net Income (Loss)	-	-	(26,770)	-	(26,770)
Unrealized Gain (Loss) on Investments	-	-	-	3,036	3,036
Balance - June 30, 2013	$ 3,500	$ 111,500	$ 17,223	$ 1,737	$ 133,960

The Accompanying Notes are an Integral Part of These Financial Statements.

THE CHAMPION GROUP, INC.

Statement of Cash Flows
Year Ended June 30, 2013

Cash Flows from Operating Activities:	
Net Income (Loss)	$ (26,770)
Adjustments to Reconcile Net Income to Cash Provided (Used) by Operating Activities:	
Depreciation	9,256
Loss on Disposals of Assets	-
(Increase) Decrease in:	
Accounts Receivable - Commission	(6,285)
Accounts Receivable - Employees	19,852
Accounts Receivable - Taxes	(6,561)
Prepaid Expenses	25,320
Security Deposits	(712)
Deferred Tax Asset	(1,588)
Increase (Decrease) in:	
Accounts Payable	11,045
Accrued Liabilities	5,550
Commissions Payable	(516)
Income Tax Payable	(68)
Net Cash Provided by Operating Activities	28,523
Net Increase (Decrease) in Cash	28,523
Cash Balance - June 30, 2012	60,147
Cash Balance - June 30, 2013	$ 88,670

Supplemental Information:

Cash Paid During the Year for:	
Interest	$ 43
Income Taxes	$ 107

THE CHAMPION GROUP, INC.

Notes to the Financial Statements
June 30, 2013

Note A – Organization and Summary of Significant Accounting Policies

The Champion Group, Inc. (the Company) was incorporated under the laws of the State of Delaware on October 7, 1988, to engage in the broker/dealership of direct participation programs. The Company is also registered to sell mutual funds on a commission basis.

The following is a summary of significant accounting policies of the Company. These accounting policies conform to U.S. generally accepted accounting principles (GAAP) and were utilized in preparing the accompanying financial statements.

Use of Estimates

The process of preparing financial statements in conformity with GAAP requires the use of estimates and assumptions regarding certain types of assets, liabilities, revenues, and expenses. Accordingly, upon settlement, actual results may differ from estimated amounts.

Fixed Assets

Fixed assets are recorded at cost. Depreciation is computed using the straight-line method over the estimated useful lives of the related assets. Expenditures for maintenance and repairs are charged to expense as incurred. Depreciation expense for the year ended June 30, 2013 was $9,256.

Commission Income

The Company recognizes commission income when earned under the terms of the offering memorandums for the programs sold. Under these terms, commissions are earned when available for distribution from escrow or upon the completion of significant events as specified in the offering memorandum.

Commissions Receivable/Payable

Commissions receivable are related to commissions earned by the Company that have not been received. In addition, there are commissions paid to the broker which are accrued as commissions payable. As of June 30, 2013, the Company had commissions receivable and commissions payable of $6,285 and $3,484, respectively.

Note A – Organization and Summary of Significant Accounting Policies (Continued)

Income Taxes

Deferred income tax assets and liabilities are computed annually for differences between the financial statements and tax bases of assets and liabilities that will result in taxable or deductible amounts in the future based on enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized. Income tax expense is the tax payable or refundable for the period plus or minus the change during the period in deferred tax assets or liabilities.

Advertising Costs

Advertising costs are expensed as incurred and were $2,100 during the year.

Investments

Investments represent equity securities in publicly traded domestic companies. The investments are held as available for sale by the Company and are recorded at fair value at June 30, 2013.

Cash and Cash Equivalents

For the purpose of the statement of cash flows, cash represents cash on hand, cash in clearing deposit accounts, and cash in bank depository accounts.

Note B – Related Party Transactions

The Company operates under an arrangement with Venture Exploration Corp. d/b/a Combined Resources Group ("Combined") to provide marketing services for oil and gas ventures that Combined has developed. The Company and Combined are owned by the same individuals. As part of the arrangement with Combined, the Company is provided with office facilities and long distance telephone service at no charge. During the year ended June 30, 2013, the Company received commissions totaling $2,932,235 from the sale of joint venture interests issued by Combined.

THE CHAMPION GROUP, INC.

Notes to the Financial Statements
June 30, 2013

Note C – Federal Income Taxes

The Company's effective tax rate differs from the expected federal income tax rate as follows:

Tax expense (benefit) at statutory rate	$ (5,231)
Permanent Differences	740
Temporary Differences	1,597
Return to Accrual Adjustment Prior Year	39
Return to Accrual Adjustment Current Year	2,894
Tax Benefit Due to NOL Carryback	(6,561)
Net Current Tax Expense (Benefit)	$ (6,522)

The Company's deferred tax benefit is composed of the following:

Change in tax effect of:

Temporary Depreciation Differences	$ 1,372
Temporary Charitable Differences	225
	$ 1,597

The components of the deferred tax asset are as follows:

Temporary Differences – Depreciation	$ 2,418
Temporary Differences – Charitable Contributions	318
	$ 2,736

The Company generated a Net Operating Loss (NOL) of $19,297 for the year ended June 30, 2013 and has elected to carryback the NOL. The effective tax rate in the carryback year was 34%; therefore, the company has a refund receivable of $6,561.

Note D – Significant Concentrations of Credit Risk

The Company maintains its cash balance at one bank. Accounts at this institution are insured by the Federal Deposit Insurance Corporation (FDIC) up to $250,000. In addition to the standard FDIC coverage, all commercial non-interest bearing accounts are fully covered through the FDIC Transaction Account Guarantee Program through December 31, 2012. At June 30, 2013, the account balances at this bank were not fully insured. The Company monitors the soundness of the financial institutions and believes the Company's risk is negligible.

Note E – Major Customers

A substantial portion of the investments sold by the Company are developed by Combined (see Note B). During 2013, commissions from the sale of joint venture interests that Combined issued aggregated $2,932,235, or 100% of total commission income.

Note F – Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital of the greater of 6 2/3% of aggregate indebtedness or $5,000. As of June 30, 2013, the Company had net capital of $66,152, which was $61,152, in excess of its required net capital of $5,000. The Company's net capital ratio was .5642 to 1 (see Schedule I).

Note G – Retirement Plan

The Company established a 401(k) retirement plan in July 2000. Eligible employees of the Company may participate in the plan and make voluntary contributions pursuant to a salary reduction agreement. Employees who have completed one year of service with a minimum of 1,000 hours of service worked are eligible. Company contributions to the plan are discretionary. The Company made no contributions to the plan for the year ended June 30, 2013.

Note H – Subsequent Events

The Company has evaluated subsequent events through August 28, 2013, the date which the financial statements were available to be issued. No such events have occurred subsequent to the balance sheet date and through the date of the Company's evaluation that would require adjustment to, or disclosure in, the financial statements.

THE CHAMPION GROUP, INC.

Schedule I – Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission
June 30, 2013

Net Capital and Computation of Basic Net Capital Requirements	
Total Stockholder's Equity	$ 133,960
Less: Nonallowable Assets	(66,332)
Net Capital before Haircuts on Securities	67,628
Haircuts on Securities	(1,476)
Net Capital	66,152
Less: Net Assets not Allowable for Net Capital (Greater of 6-2/3% of Aggregate Indebtedness or $5,000)	5,000
Excess Net Capital	$ 61,152
Aggregate Indebtness	
Items Included in the Statement of Financial Condition:	
Accounts Payable	$ 31,016
Commissions Payable	3,484
Total Aggregate Indebtedness	$ 34,500
Ratio: Aggregate Indebtedness to Net Capital	.5642 to 1

THE CHAMPION GROUP, INC.

Schedule II – Other Reporting Requirements
June 30, 2013

Computation for Determination of Reserve Requirements and the Disclosure of Information Related to the Possession or Control Requirements Under Rule 15c3-3.

The computation for determination of reserve requirements and the information related to the possession or control requirements under Rule 15c3-3 are not applicable. The Company primarily deals in direct participation programs, mutual funds, and general securities. The Company does not hold customer securities or have customer accounts and qualifies for exemption under Rule 15c3-3 (k)(2)(i).

Reconciliation of the Computation of Net Capital Under Rule 15c3-1.

Net Capital, as Reported in Part II (Unaudited) Amended FOCUS Report	$ 66,152
Difference - Year-end Audit Adjustments	-
Net Capital per Schedule I	$ 66,152

DARILEKBUTLER
CERTIFIED PUBLIC ACCOUNTANTS

ROBERT F. DARILEK, C.P.A.
STEVEN H. BUTLER, C.P.A.

2702 N. Loop 1604 East, Ste. 202
San Antonio, Texas 78232
Phone (210) 979-0055
Fax (210) 979-0058

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL
REQUIRED BY SECURITIES AND EXCHANGE COMMISSION RULE 17a-5(g)(1)

The Board of Directors
The Champion Group, Inc.
San Antonio, Texas

In planning and performing our audit of the financial statements of The Champion Group, Inc. (the Company) as of and for the year ended June 30, 2013, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our audit procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g), in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications, and comparisons and the recordation of differences required by Rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL REQUIRED BY SECURITIES AND EXCHANGE COMMISSION RULE 17a-5(g)(1) (CONTINUED)

that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct, misstatements on a timely basis. A significant deficiency is a deficiency, or combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or a combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the entity's financial statements will not be prevented, or detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and was not designed to identify all deficiencies in internal control that might be deficiencies, significant deficiencies, or material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at June 30, 2013, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the Financial Industry Regulatory Authority, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers and is not intended to be and should not be used by anyone other than these specified parties.

San Antonio, Texas
August 28, 2013